Mail Stop 4561

December 2, 2008

Thomas L. Monahan III
Chairman of the Board of Directors and Chief Executive Officer
The Corporate Executive Board Company
1919 North Lynn Street
Arlington, Virginia 22209

    Re: **The Corporate Executive Board Company**
                 Form 10-K
                 Filed February 29, 2008
                 File No. 000-24799

Dear Mr. Monahan:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       Karen J. Garnett
                       Assistant Director